EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter Ended June 30,				Six Months Ended June 30,
	2003		2002		2003		2002
	($ in thousands)
I. Earnings:
Net income	$2,697		$2,985		$5,479		$5,722
Fixed charges excluding preferred stock dividends	—		—		—		—

Earnings before fixed charges	$2,697		$2,985		$5,479		$5,722

II. Fixed charges:
Preferred stock dividends	$2,524		$2,476		$4,999		$4,713

III. Ratios of earnings to fixed charges	1.07	x	1.21	x	1.10	x	1.21	x